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Form of Proxy - Annual and Special Meeting to be held on June 30, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.

This proxy should be signed in the exact manner as the name appears on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Eastern Daylight Time, on June 26, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder
I/We, being shareholder(s) of Gammon Gold Inc. (the "Corporation") hereby appoint: Fred George or failing him, Rene Marion	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of the Shareholders of Gammon Gold Inc. (the "Corporation") will be held at the Fairmont Queen Elizabeth Hotel, in the Harricana Room, 900 Rene Levesque Blvd. W., Montreal, Quebec H3B 4A5 on Monday, June 30, 2008, at 9:00 a.m. (Montreal time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
	For	Withhold

1. Election of Directors Vote FOR or WITHHOLD from voting regarding the election of the persons nominated for election as directors of Gammon.	☐	☐

	For	Withhold

2.

Appointment of Auditors

Vote FOR or WITHHOLD from voting regarding the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Gammon and to authorize the Board of Directors to fix the remuneration of the auditor

	☐	☐

	For	Against

3.

Resolution

Vote FOR or AGAINST the approval of the amendments to the Corporation’s Stock Option Plan to increase the maximum number of common shares reserved for issuance under the Stock Option Plan by 1,100,000 from 22,500,000 to 23,600,000 common shares, and as otherwise described in the Management Information Circular for the Meeting.

	☐	☐

	For	Against

4.

Resolution

Vote FOR or AGAINST the approval of the amendments to the Corporation’s Stock Option Plan to increase the maximum number of common shares reserved for issuance under the Stock Option Plan by 1,400,000 from 23,600,000 to 25,000,000 common shares, effective as of January 1, 2009.

	☐	☐

	For	Against

5. To set the number of Directors Vote FOR or AGAINST the approval of the correction to the Corporations’s By-Laws to state the maximum number of directors as 9.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
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